

November 13, 2012

Via E-mail
William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re:** **United Community Bancorp**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 7, 2012**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-51800**

Dear Mr. Ritzmann:

We have completed our review of your filings as of November 9, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Edward G. Olifer, Esq.
        Kilpatrick Townsend & Stockton LLP